NEWS RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS APRIL 2008 DISTRIBUTION AND UPDATES HEDGING POSITION

Calgary, Alberta – April 21, 2008 (TSX – PMT.UN) Paramount Energy Trust ("PET" or the "Trust") confirmed today that its distribution to be paid on May 15, 2008 in respect of income received by PET for the month of April 2008, for Unitholders of record on April 30, 2008, will be $0.10 per Trust Unit.  The ex-distribution date is April 28, 2008.  The April 2008 distribution brings cumulative distributions paid since the inception of the Trust in February 2003 to $12.324 per Trust Unit.

The Trust also confirms that there will continue to be no Trust Units available under the Optional Cash Payments component of its Distribution Reinvestment Plan ("DRIP"). The Distribution Reinvestment component of the DRIP will continue to be active.

Natural gas prices remain highly volatile largely around uncertainty regarding weather and its effect on natural gas demand and storage.  PET will continue to actively manage its risk management program.  Financial and physical forward sales arrangements at the AECO and NYMEX trading hubs as at April 18, 2008 are as follows:

Type of contract	Volumes at AECO (2) (GJ/d)	% of Budget Production (3)	Price ($/GJ)	Current Forward Price (4) ($/GJ)	Term
Financial	84,500		7.44		May 2008
Physical	5,500		7.00		May 2008
Period total AECO, net (1)	90,000		7.41	9.06	May 2008
Financial NYMEX	10,000		7.70 US$		May 2008
Physical NYMEX	5,000		6.68 US$		May 2008
Period total NYMEX, net (1)	15,000		7.36 US$	10.63 US$	May 2008
Period total, net (1)	105,000	48%			May 2008
Financial	82,000		7.41		June – October 2008
Physical	5,500		7.00		June – October 2008
Period total AECO, net (1)	87,500		7.38	9.30	June – October 2008
Financial NYMEX	10,000		7.70 US$		June – October 2008
Physical NYMEX	5,000		6.68 US$		June – October 2008
Period total NYMEX, net (1)	15,000		7.36 US$	10.89 US$	June – October 2008
Period total, net (1)	102,500	47%			June – October 2008
Financial	96,000		7.85		November 2008 – March 2009
Physical	2,500		8.22		November 2008 – March 2009
Period total, net (1)	98,500	45%	7.88	9.96	November 2008 – March 2009
Financial	12,500		7.35		April – October 2009
Period total, net (1)	12,500	6%	7.35	8.22	April – October 2009

(1)

Weighted average prices are calculated by netting the volumes of the financial and physical sold/bought contracts together and measuring the net volume at the weighted average "sold" price for the financial and physical contracts.  Included in the November 2008 – March 2009 volume summary is a collar to sell forward 5,000 GJ/d at a floor price of $7.00 per GJ at AECO and a ceiling price of $8.00 per GJ. The ceiling price is used in the weighted average price calculation.

(2)

All transactions at AECO unless identified specifically as a NYMEX transaction.

(3)

Includes actual and gas over bitumen deemed projected production volumes.

(4)

Average AECO monthly index for May through December 2008 as at April 18, 2008 is $9.37 per GJ.

PET monitors the market drivers with respect to natural gas prices and will proactively manage the Trust’s forward price exposure. Based on current natural gas prices, PET expects to maintain monthly distributions at the current level for the foreseeable future.  Incorporating PET’s current hedging portfolio and the forward market for natural gas prices into the Trust’s production, operations and cash flow forecasts for 2008, the current level of distribution annualized would result in an average payout ratio of approximately 48 percent for 2008 and bank debt at year end of approximately $275 million.  The Trust continues to focus on what we believe is a sustainable distribution model that balances short term cash returns to our Unitholders and long term value creation through capital reinvestment.  PET reviews distributions on a monthly basis.  Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

Forward-looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of levels of cash distributions, payout ratios and year-end bank debt estimates, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.  Additional information on these and other factors that could affect the Trust is included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at PET’s website (www.paramountenergy.com).  Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and PET does not undertake any obligation to update publicly or revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”).  Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of the Trust’s Management’s Discussion and Analysis.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols "PMT.UN", "PMT.DB", "PMT.DB.A", "PMT.DB.B", and "PMT.DB.C" respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

For additional information, please contact:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

E-mail:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.